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                                                               EXHIBIT (a)(1)(N)

Contact: Matt Hamilton
         Corporate Communications, Inc.
         800-899-6181


                   DWAIN A. NEWMAN AND THE NEWMAN FAMILY, LLC
                       ANNOUNCE EXPIRATION OF TENDER OFFER
                         FOR NATIONAL HOME CENTERS, INC.

         Springdale, Arkansas (December 27, 2001) - Dwain A. Newman and The Newman Family, LLC announced today that their offer to purchase all of the outstanding shares of common stock of National Home Centers, Inc. (NASDAQ
SmallCap: NHCI) not already owned by Mr. Newman expired at 4:00 p.m., Central Standard time, on Wednesday, December 26, 2001. According to UMB Bank, N.A., the Depositary for the tender offer, 2,673,686 shares of National Home Centers, Inc. common stock have been validly tendered and accepted for payment (including 43,262 shares of common stock subject to guarantees of delivery). Together with the shares held by Mr. Newman, this represents approximately 99.97% of the outstanding shares of common stock of National Home Centers, Inc. Approximately 2,301 shares remain outstanding. The Newman Family, LLC intends to make prompt payment for the shares of common stock validly tendered and accepted for payment pursuant to the tender offer.

         As stated in the Offer to Purchase, Mr. Newman intends to cause National Home Centers, Inc. to merge with and into a separate corporation formed solely for such purpose. Mr. Newman can effect the merger without a vote of or any action by any other stockholder of National Home Centers, Inc. Upon the closing of the merger, stockholders who did not tender their shares in the offer, other than those who properly assert dissenters' rights under Arkansas law, will receive merger consideration of $1.40 per share in cash, without interest.

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